U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: October 3, 2022

Gratus Capital Properties Fund III, LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

As of September 30, 2022, Gratus Capital Properties Fund III, LLC (the “Company”) has accepted a total of $4,492,450.16 worth of subscriptions in the Company and issued 449,254 units to investors.

Investment in Compass Apartments

On September 30, 2022 the Company invested in Compass Apartments I, LLC, a Minnesota limited liability company (“Compass Apartments”), which is developing and will operate a multifamily apartment building totaling 93 units, to be located near the corner of 30th Ave S and 8th St S in Moorhead, MN. Construction of the Compass Apartments is expected to be completed around year-end 2024. The company purchased a 51% interest in Compass Apartments for $3,096,000.00. The Company paid $800,000 in cash and borrowed the remaining $2,296,000 from the Manager under its existing line of credit agreement. Under this line of credit, the Company will pay the Manager (7.89%) simple interest, calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10%. The Company currently intends to pay off this advance as funds are raised but may instead to defer payment in order to take advantage of other investment opportunities.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC Manager

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